Exhibit 99.1

JOYY Reports First Quarter 2024 Unaudited Financial Results

Singapore, May 29, 2024 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company”), a global technology company, today announced its unaudited financial results for the first quarter of 2024.

First Quarter 2024 Financial Highlights1

●         Net revenues were US$564.6 million, compared to US$583.6 million in the corresponding period of 2023.

●         Net income attributable to controlling interest of JOYY2 was US$45.3 million, compared to US$28.0 million in the corresponding period of 2023.

●         Non-GAAP net income attributable to controlling interest and common shareholders of JOYY3 was US$67.2 million, compared to US$49.9 million in the corresponding period of 2023.

First Quarter 2024 Operational Highlights

●         Average mobile MAUs of Bigo Live was 37.1 million, compared to 37.7 million in the corresponding period of 2023.

●         Average mobile MAUs of Likee was 37.5 million, compared to 44.9 million in the corresponding period of 2023, primarily due to disciplined spending on user acquisition via advertisement.

●         Average mobile MAUs of Hago was 4.5 million, compared to 5.9 million in the corresponding period of 2023, primarily due to disciplined spending on user acquisition via advertisement.

●         Global average mobile MAUs4 was 277.3 million, compared to 272.9 million in the corresponding period of 2023.

●         Total number of paying users of BIGO (including Bigo Live, Likee and imo)5 was 1.67 million, compared to 1.57 million in the corresponding period of 2023.

●         Average revenue per paying user of BIGO (including Bigo Live, Likee and imo)6 was US$235.4, compared to US$244.8 in the corresponding period of 2023.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, commented, “We are off to a strong start in 2024, executing on our strategic priorities and delivering results that exceeded our expectations. During the quarter, BIGO maintained its topline recovery momentum, achieving an 8.0% year-over-year increase in revenue, driven by a steady 6.9% year-over-year increase in paying users. In addition, as we continued to strategically expand and diversify our revenue streams, BIGO’s non-livestreaming revenues grew substantially year over year. Continued disciplined cost expenditures and efficiency improvement contributed to year-over-year increases of 61.8% and 34.8% in GAAP and non-GAAP net profits at the group level, respectively.”

“Backed by our robust cash flow and strong financial position, we remain committed to returning value to our shareholders. In the first quarter of 2024, we repurchased an additional US$54.5 million worth of our shares, reflecting our confidence in the company’s long-term prospects. Looking ahead, we will continue to enhance our product experience and drive operational innovations to generate a sustainable and profitable growth for our global business.”

First Quarter 2024 Financial Results

NET REVENUES

Net revenues were US$564.6 million in the first quarter of 2024, compared to US$583.6 million in the corresponding period of 2023.

Live streaming revenues were US$466.4 million in the first quarter of 2024, compared to US$520.4 million in the corresponding period of 2023, primarily due to our proactive adjustments to certain non-core products.

Other revenues increased by 55.2% to US$98.2 million in the first quarter of 2024 from US$63.2 million in the corresponding period of 2023, primarily due to the substantial growth of our advertisement revenues as we strategically expanded and diversified the revenue streams of BIGO.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 2.6% to US$369.2 million in the first quarter of 2024 from US$379.0 million in the corresponding period of 2023. Revenue-sharing fees and content costs were US$268.4 million in the first quarter of 2024, compared to US$248.1 million in the corresponding period of 2023.

Gross profit was US$195.4 million in the first quarter of 2024, compared to US$204.6 million in the corresponding period of 2023. Gross margin was 34.6% in the first quarter of 2024, compared to 35.1% in the corresponding period of 2023.

OPERATING EXPENSES AND INCOME

Operating expenses were US$195.4 million in the first quarter of 2024, compared to US$205.3 million in the corresponding period of 2023. Among the operating expenses, sales and marketing expenses decreased to US$94.6 million in the first quarter of 2024 from US$97.6 million in the corresponding period of 2023. Research and development expenses decreased to US$69.0 million in the first quarter of 2024 from US$75.8 million in the corresponding period of 2023, primarily due to decreased personnel-related expenses and share-based compensation expenses.

Operating income was US$3.5 million in the first quarter of 2024, compared to US$2.5 million in the corresponding period of 2023. Operating income margin was 0.6% in the first quarter of 2024, compared to 0.4% in the corresponding period of 2023.

Non-GAAP operating income7 was US$24.8 million in the first quarter of 2024, compared to US$27.8 million in the corresponding period of 2023. Non-GAAP operating income margin8 was 4.4% in the first quarter of 2024, compared to 4.8% in the corresponding period of 2023.

NET INCOME

Net income attributable to controlling interest of JOYY was US$45.3 million in the first quarter of 2024, compared to US$28.0 million in the corresponding period of 2023. Net income margin was 8.0% in the first quarter of 2024, compared to 4.8% in the corresponding period of 2023.

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY was US$67.2 million in the first quarter of 2024, compared to US$49.9 million in the corresponding period of 2023. Non-GAAP net income margin9 was 11.9% in the first quarter of 2024, compared to non-GAAP net income margin of 8.5% in the corresponding period of 2023.

NET INCOME PER ADS

Diluted net income per ADS10 was US$0.69 in the first quarter of 2024, compared to US$0.35 in the corresponding period of 2023.

Non-GAAP diluted net income per ADS11 was US$1.02 in the first quarter of 2024, compared to US$0.64 in the corresponding period of 2023.

BALANCE SHEET AND CASH FLOWS

As of March 31, 2024, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of US$3,578.4 million. For the first quarter of 2024, net cash from operating activities was US$75.0 million.

SHARES OUTSTANDING

As of March 31, 2024, the Company had a total of 1,186.4 million common shares outstanding, representing the equivalent of 59.3 million ADSs assuming the conversion of all common shares into ADSs.

Business Outlook

For the second quarter of 2024, the Company expects net revenues to be between US$538 million and US$569 million. This forecast reflects the Company’s current and preliminary views on the market, operational conditions and business strategies, which are subject to changes, particularly as to the potential impact from increasing macroeconomic uncertainties.

Share Repurchase Program

During the quarter ended March 31, 2024, the Company repurchased US$54.5 million of its ADSs on the open market under its current US$530 million share repurchase program, which is effective till the end of November 2024.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Tuesday, May 28, 2024 (9:00 AM Singapore/Hong Kong Time on Wednesday, May 29, 2024). Details for the conference call are as follows:

Event Title: JOYY Inc. First Quarter 2024 Earnings Conference Call

Conference ID: #10039137

All participants may use the link provided below to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique PIN by email.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10039137-p4bm1f.html

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.joyy.com.

The replay will be accessible through June 5, 2024, by dialing the following numbers:

United States:	1-855-883-1031
Singapore:	800-101-3223
Hong Kong:	800-930-639
Conference ID:	#10039137

About JOYY Inc.

JOYY is a leading global technology company with a mission to enrich lives through technology. JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social networking, an instant messaging product, and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online communication social platform market; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; the developments in the sale of YY Live; fluctuations in global economic and business conditions; and assumptions underlying or related to any of the foregoing. A more detailed and full discussion of those risks and other potential risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating (loss) margin, non-GAAP net income (loss) attributable to controlling interest of JOYY, non-GAAP net income (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, all of which are non-GAAP financial measures adjusted from the most comparable U.S. GAAP results. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain (loss) on disposal of subsidiaries and business. Non-GAAP operating (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) is net income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments (referring to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of the above non-GAAP reconciling items. Non-GAAP net income (loss) attributable to controlling interest of JOYY is net income (loss) attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income attributable to non-controlling interest shareholders. Non-GAAP net income (loss) margin is non-GAAP net income (loss) attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) attributable to common shareholders of JOYY is net income (loss) attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, gain on repurchase of redeemable convertible preferred shares of a subsidiary and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net income (loss) attributable to non-controlling interest shareholders. After the non-GAAP adjustment, non-GAAP net income (loss) attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) per ADS is non-GAAP net income (loss) attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and gain on repurchase of redeemable convertible preferred shares of a subsidiary which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) attributable to non-controlling interest shareholders, which are affected by the above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com

1 On November 16, 2020, the Company entered into definitive agreements with affiliates of Baidu, Inc. (“Baidu”), subsequently amended on February 7, 2021. Pursuant to the agreements, Baidu would acquire JOYY’s video-based entertainment live streaming business in mainland China, which the Company refers to as YY Live, including the YY mobile app, the YY.com website and the YY PC app, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed as of February 8, 2021, with certain matters remaining to be completed, including necessary regulatory approvals from government authorities. As a result, YY Live’s historical results were presented in the Company’s consolidated financial statements as discontinued operations and the Company ceased consolidation of YY Live’s business since February 8, 2021. On January 1, 2024, the Company received a written notice from an affiliate of Baidu, purporting to terminate the share purchase agreement. Baidu asserted in the written notice that it has and exercised the right to terminate the referenced share purchase agreement and effectively cancel the transaction. The Company is in discussion with Baidu on the next steps following the termination of the share purchase agreement. The Company is also seeking legal advice and will consider all options at its disposal in response to Baidu’s written notice and expressly reserve all rights. From January 1, 2024 to the date of this press release, the Company has not obtained control of YY Live and has not consolidated YY Live. To the date of this press release, the latest development of the transaction has not affected the Company’s operating activities or financial results.

The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. For the avoidance of confusion, the continuing operations for the three months ended March 31, 2023, December 31, 2023 and March 31, 2024, as presented in this press release, primarily consisted of BIGO segment (primarily including Bigo Live, Likee and imo) and the All other segment, excluding YY Live.

2 Net income (loss) attributable to controlling interest of JOYY is net income (loss) less net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3 Non-GAAP net income (loss) attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net income (loss) attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$21.9 million and US$21.9 million in the first quarter of 2024 and 2023, respectively. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

4 Refers to average mobile monthly active users of the social entertainment platforms operated by the Company, including Bigo Live, Likee, imo and Hago. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5 The number of paying users during a given period is calculated as the cumulative number of registered user accounts that have purchased virtual items or other products and services on Bigo Live, Likee or imo at least once during the relevant period.

6 Average revenue per user is calculated by dividing our total revenues from live streaming on Bigo Live, Likee and imo during a given period by the number of paying users for the Company’s live streaming services on these platforms for that period.

7 Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain (loss) on disposal of subsidiaries and business. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

8 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

9 Non-GAAP net income (loss) margin is non-GAAP net income (loss) attributable to controlling interest of JOYY as a percentage of net revenues.

10 ADS refers to American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

11 Non-GAAP diluted net income (loss) per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	March 31,
	2023	2024
	US$	US$
Assets
Current assets
Cash and cash equivalents	1,063,956	728,228
Restricted cash and cash equivalents	319,250	374,111
Short-term deposits	1,970,346	2,229,229
Restricted short-term deposits	57,243	57,243
Short-term investments	274,846	189,611
Accounts receivable, net	130,700	126,703
Amounts due from related parties	810	636
Prepayments and other current assets(1)	255,489	264,875

Total current assets	4,072,640	3,970,636

Non-current assets
Long-term deposits	130,000	290,000
Investments	544,542	555,825
Property and equipment, net	390,681	415,044
Land use rights, net	316,070	313,418
Intangible assets, net	333,715	318,314
Right-of-use assets, net	30,173	27,816
Goodwill	2,649,281	2,649,278
Other non-current assets	16,763	16,252

Total non-current assets	4,411,225	4,585,947

Total assets	8,483,865	8,556,583

Liabilities, mezzanine equity and shareholders’ equity
Short-term loan	52,119	77,831
Accounts payable	66,755	65,692
Deferred revenue	73,673	73,333
Advances from customers	6,047	7,249
Income taxes payable	86,100	90,001
Accrued liabilities and other current liabilities(1)	2,381,189	2,386,996
Amounts due to related parties	2,533	2,658
Lease liabilities due within one year	12,388	11,661
Convertible bonds	405,603	405,840

Total current liabilities	3,086,407	3,121,261

Non-current liabilities
Lease liabilities	18,422	16,829
Deferred revenue	12,932	13,567
Deferred tax liabilities	53,955	50,264

Total non-current liabilities	85,309	80,660

Total liabilities	3,171,716	3,201,921

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	March 31,
	2023	2024
	US$	US$
Mezzanine equity	22,133	22,533

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 890,843,639 shares outstanding as of December 31, 2023; 1,317,840,464 shares issued and 859,936,179 shares outstanding as of March 31, 2024, respectively)	9	9
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2023 and March 31, 2024, respectively)	3	3
Treasury Shares (US$0.00001 par value; 426,996,825 and 457,904,285 shares held as of December 31, 2023 and March 31, 2024, respectively)	(913,939)	(968,433)
Additional paid-in capital	3,282,754	3,330,791
Statutory reserves	37,709	37,709
Retained earnings	2,947,160	2,992,098
Accumulated other comprehensive loss	(197,010)	(196,756)

Total JOYY Inc.’s shareholders’ equity	5,156,686	5,195,421

Non-controlling interests	133,330	136,708

Total shareholders’ equity	5,290,016	5,332,129

Total liabilities, mezzanine equity and shareholders’ equity	8,483,865	8,556,583

(1) JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified and presented all the related assets and liabilities related to YY Live business on a net basis within prepayments and other current assets. The consideration received by the Company to date has been recorded as advance payments received within accrued liabilities and other current liabilities.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2023	2023	2024
	US$	US$	US$
Net revenues
Live streaming	520,393	486,196	466,391
Others	63,235	83,643	98,169

Total net revenues(1)	583,628	569,839	564,560

Cost of revenues(2)	(379,002)	(368,360)	(369,197)

Gross profit	204,626	201,479	195,363

Operating expenses(2)
Research and development expenses	(75,775)	(72,580)	(69,039)
Sales and marketing expenses	(97,599)	(92,258)	(94,638)
General and administrative expenses	(31,969)	(34,587)	(31,743)

Total operating expenses	(205,343)	(199,425)	(195,420)

Other income	3,248	2,742	3,600

Operating income	2,531	4,796	3,543

Interest expenses	(3,109)	(2,115)	(2,136)
Interest income and investment income	44,135	47,145	48,927
Foreign currency exchange (losses) gains, net	(9,921)	(8,158)	768
Loss on disposal and deemed disposal of investments	(213)	-	-
Gain on fair value change of investments	1,285	6,263	985

Income before income tax expenses	34,708	47,931	52,087

Income tax expenses	(8,158)	(2,315)	(4,537)

Income before share of loss in equity method investments, net of income taxes	26,550	45,616	47,550

Share of loss in equity method investments, net of income taxes	(6,606)	(5,527)	(7,395)

Net income	19,944	40,089	40,155

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	8,042	5,746	5,131

Net income attributable to controlling interest of JOYY Inc.	27,986	45,835	45,286

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(1,566)	(350)	(347)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(1,000)	-	-

Net income attributable to common shareholders of JOYY Inc.	25,420	45,485	44,939

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2023	2023	2024
	US$	US$	US$
Net income per ADS
——Basic	0.36	0.74	0.73
——Diluted	0.35	0.70	0.69

Weighted average number of ADS used in calculating net income per ADS
——Basic	70,451,631	61,876,261	61,783,347
——Diluted	80,846,062	67,384,074	67,152,622

(1)    Revenues by geographical areas were as follows:

	Three Months Ended
	March 31,	December 31,	March 31,
	2023	2023	2024
	US$	US$	US$
Developed countries and regions	217,851	266,353	291,036
Middle East	118,786	103,020	87,458
Mainland China	122,819	68,886	59,801
Southeast Asia and others	124,172	131,580	126,265

Note: Developed countries and region mainly included the United States of America, Great Britain, Japan, South Korea and Australia. Middle East mainly included Saudi Arabia and other countries located in the region. Southeast Asia and others mainly included Indonesia, Vietnam and rest of the world.

(2)    Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31,	December 31,	March 31,
	2023	2023	2024
	US$	US$	US$
Cost of revenues	1,236	821	663
Research and development expenses	5,761	4,020	3,392
Sales and marketing expenses	234	133	131
General and administrative expenses	2,108	2,271	1,942

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2023	2023	2024
	US$	US$	US$
Operating income	2,531	4,796	3,543
Share-based compensation expenses	9,339	7,245	6,128
Amortization of intangible assets from business acquisitions	15,890	15,890	15,132

Non-GAAP operating income	27,760	27,931	24,803

Net income	19,944	40,089	40,155
Share-based compensation expenses	9,339	7,245	6,128
Amortization of intangible assets from business acquisitions	15,890	15,890	15,132
Loss on disposal and deemed disposal of investments	213	-	-
Gain on fair value change of investments	(1,285)	(6,263)	(985)
Interest expenses related to the convertible bonds’ amortization to face value	578	239	237
Income tax effects on non-GAAP adjustments	(2,311)	(2,095)	(2,222)
Reconciling items on the share of equity method investments	724	4,278	4,434

Non-GAAP net income	43,092	59,383	62,879

Net income attributable to common shareholders of JOYY Inc.	25,420	45,485	44,939
Share-based compensation expenses	9,339	7,245	6,128
Amortization of intangible assets from business acquisitions	15,890	15,890	15,132
Loss on disposal and deemed disposal of investments	213	-	-
Gain on fair value change of investments	(1,285)	(6,263)	(985)
Interest expenses related to the convertible bonds’ amortization to face value	578	239	237
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	2,566	350	347
Income tax effects on non-GAAP adjustments	(2,311)	(2,095)	(2,222)
Reconciling items on the share of equity method investments	724	4,278	4,434
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(1,267)	(929)	(806)

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY Inc.	49,867	64,200	67,204

Non-GAAP net income per ADS
——Basic	0.71	1.04	1.09
——Diluted	0.64	0.97	1.02

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
——Basic	70,451,631	61,876,261	61,783,347
——Diluted	80,846,062	67,384,074	67,152,622

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2024
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	442,154	24,237	-	466,391
Others	63,049	35,518	(398)	98,169

Total net revenues	505,203	59,755	(398)	564,560

Cost of revenues(2)	(328,583)	(40,692)	78	(369,197)

Gross profit	176,620	19,063	(320)	195,363

Operating expenses(2)
Research and development expenses	(41,022)	(28,258)	241	(69,039)
Sales and marketing expenses	(74,430)	(20,232)	24	(94,638)
General and administrative expenses	(14,075)	(17,723)	55	(31,743)

Total operating expenses	(129,527)	(66,213)	320	(195,420)

Other income	3,296	304	-	3,600

Operating income (loss)	50,389	(46,846)	-	3,543

Interest expenses	(1,765)	(1,681)	1,310	(2,136)
Interest income and investment income	15,441	34,796	(1,310)	48,927
Foreign currency exchange gains, net	379	389	-	768
Gain (loss) on fair value change of investments	1,267	(282)	-	985

Income (loss) before income tax (expenses) benefits	65,711	(13,624)	-	52,087

Income tax (expenses) benefits	(4,662)	125	-	(4,537)

Income (loss) before share of loss in equity method investments, net of income taxes	61,049	(13,499)	-	47,550

Share of loss in equity method investments, net of income taxes	-	(7,395)	-	(7,395)

Net income (loss)	61,049	(20,894)	-	40,155

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2024
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	391	272	663
Research and development expenses	1,641	1,751	3,392
Sales and marketing expenses	47	84	131
General and administrative expenses	96	1,846	1,942

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2024
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	50,389	(46,846)	3,543
Share-based compensation expenses	2,175	3,953	6,128
Amortization of intangible assets from business acquisitions	10,467	4,665	15,132

Non-GAAP operating income (loss)	63,031	(38,228)	24,803

Net income (loss)	61,049	(20,894)	40,155
Share-based compensation expenses	2,175	3,953	6,128
Amortization of intangible assets from business acquisitions	10,467	4,665	15,132
(Gain) loss on fair value change of investments	(1,267)	282	(985)
Interest expenses related to the convertible bonds’ amortization to face value	-	237	237
Income tax effects on non-GAAP adjustments	(1,203)	(1,019)	(2,222)
Reconciling items on the share of equity method investments	-	4,434	4,434

Non-GAAP net income (loss)	71,221	(8,342)	62,879

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2023
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	459,152	27,044	-	486,196
Others	32,109	51,992	(458)	83,643

Total net revenues	491,261	79,036	(458)	569,839

Cost of revenues(2)	(308,977)	(59,481)	98	(368,360)

Gross profit	182,284	19,555	(360)	201,479

Operating expenses(2)
Research and development expenses	(41,011)	(31,839)	270	(72,580)
Sales and marketing expenses	(74,944)	(17,343)	29	(92,258)
General and administrative expenses	(15,321)	(19,327)	61	(34,587)

Total operating expenses	(131,276)	(68,509)	360	(199,425)

Other income	2,003	739	-	2,742

Operating income (loss)	53,011	(48,215)	-	4,796

Interest expenses	(1,803)	(1,652)	1,340	(2,115)
Interest income and investment income	13,262	35,223	(1,340)	47,145
Foreign currency exchange (losses) gains, net	(8,176)	18	-	(8,158)
Gain on fair value change of investments	1,060	5,203	-	6,263

Income (loss) before income tax (expenses) benefits	57,354	(9,423)	-	47,931

Income tax (expenses) benefits	(5,334)	3,019	-	(2,315)

Income (loss) before share of loss in equity method investments, net of income taxes	52,020	(6,404)	-	45,616

Share of loss in equity method investments, net of income taxes	-	(5,527)	-	(5,527)

Net income (loss)	52,020	(11,931)	-	40,089

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2023
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	492	329	821
Research and development expenses	1,856	2,164	4,020
Sales and marketing expenses	38	95	133
General and administrative expenses	351	1,920	2,271

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2023
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	53,011	(48,215)	4,796
Share-based compensation expenses	2,737	4,508	7,245
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890

Non-GAAP operating income (loss)	66,973	(39,042)	27,931

Net income (loss)	52,020	(11,931)	40,089
Share-based compensation expenses	2,737	4,508	7,245
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890
Gain on fair value change of investments	(1,060)	(5,203)	(6,263)
Interest expenses related to the convertible bonds’ amortization to face value	-	239	239
Income tax effects on non-GAAP adjustments	(1,415)	(680)	(2,095)
Reconciling items on the share of equity method investments	-	4,278	4,278

Non-GAAP net income (loss)	63,507	(4,124)	59,383

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2023
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	446,586	73,807	-	520,393
Others	21,356	41,909	(30)	63,235

Total net revenues	467,942	115,716	(30)	583,628

Cost of revenues(2)	(293,705)	(85,327)	30	(379,002)

Gross profit	174,237	30,389	-	204,626

Operating expenses(2)
Research and development expenses	(41,212)	(34,563)	-	(75,775)
Sales and marketing expenses	(74,084)	(23,515)	-	(97,599)
General and administrative expenses	(13,701)	(18,268)	-	(31,969)

Total operating expenses	(128,997)	(76,346)	-	(205,343)

Other income	2,950	298	-	3,248

Operating income (loss)	48,190	(45,659)	-	2,531

Interest expenses	(1,463)	(2,797)	1,151	(3,109)
Interest income and investment income	9,216	36,070	(1,151)	44,135
Foreign currency exchange losses, net	(9,680)	(241)	-	(9,921)
Loss on disposal and deemed disposal of investments	-	(213)	-	(213)
Gain on fair value change of investments	688	597	-	1,285

Income (loss) before income tax expenses	46,951	(12,243)	-	34,708

Income tax expenses	(3,569)	(4,589)	-	(8,158)

Income (loss) before share of loss in equity method investments, net of income taxes	43,382	(16,832)	-	26,550

Share of loss in equity method investments, net of income taxes	-	(6,606)	-	(6,606)

Net income (loss)	43,382	(23,438)	-	19,944

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2023
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	650	586	1,236
Research and development expenses	2,827	2,934	5,761
Sales and marketing expenses	96	138	234
General and administrative expenses	758	1,350	2,108

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2023
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	48,190	(45,659)	2,531
Share-based compensation expenses	4,331	5,008	9,339
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890

Non-GAAP operating income (loss)	63,746	(35,986)	27,760

Net income (loss)	43,382	(23,438)	19,944
Share-based compensation expenses	4,331	5,008	9,339
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890
Loss on disposal and deemed disposal of investments	-	213	213
Gain on fair value change of investments	(688)	(597)	(1,285)
Interest expenses related to the convertible bonds’ amortization to face value	-	578	578
Income tax effects on non-GAAP adjustments	(1,415)	(896)	(2,311)
Reconciling items on the share of equity method investments	-	724	724

Non-GAAP net income (loss)	56,835	(13,743)	43,092